Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of TetraLogic Pharmaceuticals Corporation on Form S-8 (No. 333-192875) of our report dated April 1, 2014, on our audit of the consolidated financial statements of Shape Pharmaceuticals, Inc. and subsidiary as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 and for the period from June 11, 2008 (inception) to December 31, 2013, which report is included in this Current Report on Form 8-K of TetraLogic Pharmaceuticals Corporation to be filed April 14, 2014. Our report includes an explanatory paragraph about the existence of substantial doubt concerning Shape Pharmaceuticals, Inc. and subsidiary’s ability to continue as a going concern.

/s/ EisnerAmper LLP

Jenkintown, Pennsylvania
April 14, 2014